DAVID A. CARTER, P.A.
                                ONE LINCOLN PLACE
                           1900 GLADES ROAD, SUITE 401
                            BOCA RATON, FLORIDA 33431
                                _______________
DAVID A. CARTER*           TELEPHONEe: (561) 750-6999
________________           FACIMILE:   (561) 367-0960
*MEMBER FLA. AND IOWA BAR  Email: DACPA@BELLSOUTH.NET


                                                  May 3, 2007

David H. Roberts
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  XTX Energy, Inc. (the "Company")
          Preliminary Information Statement on Schedule 14C
          Registration No. 0-31757
          Filed on March 30, 2007
          -------------------------------------------------
          Reply to SEC Comment Letter dated May 1, 2007

Dear Mr. Roberts:

     I am in receipt of your correspondence dated May 1, 2007,and thank you for same. The responses set forth below are a clarification of my response dated April 19, 2007, to wit:

     1. The filing of the 14(f) by XTX Energy, Inc. (the "Company") was made to disclose the change of control as required by the Exchange Act Rule 14(f). The Company has complied with 14c-2(b) because the change of control was not effected until twenty (20) days after the delivery of the 14(f).

     2.   No disclosures are required pursuant to Item 14 of
Schedule 14A. The acquisition of certain intellectual property ("IP") did not constitute any of the transactions specified in the Rule.
In particular, the acquisition of the IP was not the acquisition of any other going business or the assets of a going concern nor was it a merger or consolidation. The requirement of predecessor financial statements were carefully reviewed with the accountants and counsel for the Company and, after looking at the items specified in Regulation SX, it was abundantly clear that no business (as defined therein) had been acquired and that accordingly, no financial information need be furnished.


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David H. Roberts
May 3, 2007
Page Two

     As always, should you have any questions or require additional information, please do not hesitate to contact me; otherwise, I looking forward to receiving your written confirmation of clearance to file the definitive 14(c).

                                        Very truly yours,
                                        DAVID A. CARTER, P.A.

                                     By:/s/ David A. Carter
                                        -----------------------
                                        David A. Carter, Esq.
DAC/smm
cc:  XTX Energy, Inc.




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